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EXHIBIT 3.3

(ON SQUIRE, SANDERS & DEMPSEY LETTERHEAD)


MARCH 13, 1997


John Nuveen & Co. Incorporated
333 West Wacker Drive
Chicago, Illinois 60606

The Chase Manhattan Bank
Nuveen Administration Department
4 New York Plaza - 3rd Floor
New York, New York 10004-2413


RE:  Nuveen Tax-Free Unit Trust, Series 925
     Ohio Insured Trust 141


Gentlemen:


    You have requested our opinion as to the Ohio tax aspects of the above-captioned Trust(s) (the "Ohio Trust(s)"), which is(are) part of the Nuveen Tax-Free Unit Trust -- Series 925 (the "Fund"). We understand that the Fund is organized under the Trust Indenture and Agreement, dated the date hereof, between John Nuveen & Co. Incorporated, as Depositor, and The Chase Manhattan Bank, as Trustee. We further understand that (i) the Fund will issue Units of fractional undivided interests in several state trusts, including the Ohio Trust(s), (ii) the Units will be purchased by various investors ("Unitholders"),
(iii) each Unit of the Ohio Trust(s) represents a fractional undivided interest in the principal and net income of the Ohio Trust(s) in the ratio of ten Units for each $1,000 of principal amount of the obligations initially acquired by the Ohio Trust(s), and (iv) each state trust will be administered as a distinct entity with separate certificates, investments, expenses, books and records.


    In addition, we understand that (i) the Ohio Trust(s) is(are) comprised primarily of interest-bearing obligations issued by or on behalf of the State of Ohio, political subdivisions thereof, or agencies or instrumentalities thereof ("Ohio Obligations"), or by the governments of Puerto Rico, the Virgin Islands, the Northern Mariana Islands or Guam ("Territorial Obligations") (collectively, "Obligations"), (ii) at all times at least fifty percent of the total assets of the Ohio Trust(s) will consist of Ohio Obligations, or similar obligations of other states or their subdivisions, and (iii) distributions of interest received by the Ohio Trust(s) will be made semi-annually unless the Unitholder elects otherwise. We further understand that, based on the opinion of bond counsel with respect to each issue of Ohio Obligations held or to be held by the Ohio Trust, rendered on the date of issuance thereof, interest on each such issue is excluded from gross income for federal income tax purposes under Section 103(a) of the Internal Revenue Code of 1986, as amended ("Code"), or other provisions of federal law, provided that with respect to certain Ohio and Territorial Obligations, certain representations are accurate and certain covenants are satisfied.

    We understand that Chapman and Cutler has rendered an opinion that for federal income tax purposes the Ohio Trust(s) will not be taxable as (an) association(s) but will be governed by the provisions of subchapter J (relating to trusts) of Chapter 1 of the Code; each Unitholder will be considered the owner of a pro rata portion of the Unitholder's respective Ohio Trust under
Section 676(a) of the Code; the Ohio Trust(s) will not be subject to federal income tax; each Unitholder will be considered to have received his pro rata share of interest on the underlying bonds in the Unitholder's respective Ohio Trust when it is received by such Ohio Trust; and each Unitholder will have a taxable event when the Unitholder's respective Ohio Trust disposes of an underlying obligation (whether by sale, exchange, redemption, or payment at maturity) or when the Unitholder redeems or sells his Units.

    Based on the foregoing and upon an examination of such other documents and an investigation of such other matters of law as we have deemed necessary, we are of the opinion that under existing Ohio law:

    1.--The Ohio Trust(s) is(are) not taxable as (a) corporation(s) or otherwise for purposes of the Ohio personal income tax, Ohio school district income taxes, the Ohio corporation franchise tax, or the Ohio dealers in intangibles tax.

    2.--Income  of  the Ohio  Trust(s)  will be  treated  as the  income  of the
Unitholders for purposes of the Ohio personal income tax and municipal and school district income taxes in Ohio and the Ohio corporation franchise tax in proportion to the respective interest therein of each Unitholder.
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    3.--Interest on Obligations  held by the  Ohio Trust(s) is  exempt from  the
Ohio personal income tax, and municipal and school district income taxes in Ohio, and is excluded from the net income base of the Ohio corporation franchise tax when distributed or deemed distributed to Unitholders.

    4.--Proceeds paid under insurance policies, if any, to the Trustee of the Ohio Trust(s) representing maturing interest on defaulted obligations held by the Ohio Trust(s) that is excluded from gross income for federal income tax purposes will be exempt from the Ohio personal income tax and municipal and school district income taxes in Ohio and the net income base of the Ohio corporation franchise tax.

    5.--Gains and losses realized on the sale, exchange or other disposition by the Ohio Trust(s) of Ohio Obligations are excluded in determining adjusted gross and taxable income for purposes of the Ohio personal income tax, and municipal and school district income taxes in Ohio, and are excluded from the net income base of the Ohio corporation franchise tax when distributed or deemed distributed to Unitholders.

    We have not examined any of the obligations to be deposited in the Ohio Trust(s) and express no opinion as to whether such obligations, interest thereon, or gain from the sale or other disposition thereof would in fact be exempt from any federal or Ohio taxes if such obligations were held, or such interest or gain were received, directly by the Unitholders.


    We hereby consent to the filing of this opinion as an exhibit to the Registration Statement (No. 333-22081) relating to the Units referred to above, and to the reference to our firm as special Ohio tax counsel in said Registration Statement and in the Prospectus contained therein.


Respectfully submitted,

SQUIRE, SANDERS & DEMPSEY